Exhibit 99.1

                   Press Release

DESCARTES REPORTS FISCAL 2014 FOURTH QUARTER AND ANNUAL FINANCIAL RESULTS
Record Revenues and Operating Performance

WATERLOO, Ontario — March 6, 2014 — The Descartes Systems Group Inc. announced financial results for its fiscal 2014 fourth quarter (Q4FY14) and year (FY14) ended January 31, 2014. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“We’re pleased with the company’s performance during this year, with continued strong growth in revenues, Adjusted EBITDA and cash flow,” said Edward Ryan, Descartes’ CEO. “Our strategy of focusing on recurring revenues, organic growth and complementary acquisitions continues to deliver consistent, predictable financial results.  In addition to growing fourth quarter revenues by 19% over the prior year, we also generated record quarterly Adjusted EBITDA of $11.9 million. As we look ahead to fiscal 2015, we remain optimistic about Descartes’ future as we continue to see strong demand for our SaaS-based solutions that drive the largest collaborative logistics community in the world.”

FY14 Financial Results
•	Revenues of $151.3 million, up 19% from $126.9 million in the fiscal year ended January 31, 2013 (FY13);
•	Services revenues of $137.8 million, up 18% from $116.8 million in FY13. Services revenues comprised 91% of total revenues for the year;
•	Cash provided by operating activities of $42.6 million, up 41% from $30.3 million in FY13;
•
Net income of $9.6 million, down from $16.0 million in FY13. Net income was negatively impacted in FY14 by $3.3 million in one-time charges related to the retirement of Descartes’ former Chairman and CEO (the “Chairman and CEO Retirement Charges”), $1.9 million in restructuring charges ($1.0 million in FY13) related to Descartes’ ongoing integration of its acquisition of KSD Software Norway AS (“KSD”), and $1.0 million of interest expense on its revolving debt facility. Net income in FY14 and FY13 was positively impacted by the release of valuation allowance for deferred tax assets of $2.8 million and $5.3 million, respectively;

•	Earnings per share on a diluted basis of $0.15, down from $0.25 in FY13;
•	Adjusted EBITDA of $44.5 million, up 16% from $38.2 million in FY13. Adjusted EBITDA as a percentage of revenues was 29%, down from 30% in FY13;
•	Adjusted EBITDA per share on a diluted basis of $0.69, up 15% from $0.60 in FY13; and
•	Days-sales-outstanding (DSO) for FY14 were 46 days, down from 55 days in FY13.

Adjusted EBITDA and Adjusted EBITDA per diluted share are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we included Chairman and CEO Retirement Charges, restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes’ ongoing operational results. We define Adjusted EBITDA per diluted share as Adjusted EBITDA divided by the number of diluted shares used to calculate the GAAP measure of earnings per share. A reconciliation of Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and earnings per share determined in accordance with GAAP, respectively, is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over FY14 and FY13 (dollar amounts, other than per share amounts, in millions):

	FY14	FY13
Revenues	151.3	126.9
Services revenues	137.8	116.8
Gross Margin	68%	67%
Net income*	9.6	16.0
Earnings per diluted share*	0.15	0.25
Cash provided by operating activities	42.6	30.3
Adjusted EBITDA	44.5	38.2
Adjusted EBITDA as a % of revenues	29%	30%
Adjusted EBITDA per diluted share	0.69	0.60
DSOs (days)	46	55

* Net income and earnings per diluted share were negatively impacted by $3.3 million of Chairman and CEO Retirement Charges in FY14, and $1.9 million and $1.0 million in restructuring charges in FY14 and FY13, respectively. Net income and earnings per diluted share in FY14 and FY13 were positively impacted by the release of valuation allowance for deferred tax assets of $2.8 million and $5.3 million, respectively.

Q4FY14 Financial Results
•	Revenues of $40.3 million, up 19% from $33.8 million in the fourth quarter of fiscal 2013 (Q4FY13) and up 4% from $38.8 million in the previous quarter (Q3FY14);
•	Services revenues of $36.6 million, up 22% from $30.1 million in Q4FY13 and up 3% from $35.6 million in Q3FY14. Services revenues comprised 91% of total revenues for the quarter;
•	Cash provided by operating activities of $12.6 million, down from a record $14.1 million in Q4FY13 and up 37% from $9.2 million in Q3FY14;
•
Net income of $2.9 million, down from $7.8 million in Q4FY13 and up 32% from $2.2 million in Q3FY14. Q4FY14 net income was negatively impacted by $3.3 million in Chairman and CEO Retirement Charges and positively impacted by the release of $2.8 million in valuation allowance for deferred tax assets ($5.3 million in Q4FY13);

•	Earnings per share on a diluted basis of $0.04, down from $0.12 in Q4FY13 and up from $0.03 in Q3FY14;
•
Adjusted EBITDA of $11.9 million, up 16% from $10.3 million in Q4FY13 and up 4% from $11.4 million in Q3FY14. Adjusted EBITDA as a percentage of revenues was 30%, consistent with Q4FY13 and up from 29% in Q3FY14; and

•	Adjusted EBITDA per share on a diluted basis of $0.18, up 13% from $0.16 in Q4FY13 and consistent with Q3FY14.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q4 FY14	Q3 FY14	Q2 FY14	Q1 FY14	Q4 FY13
Revenues	40.3	38.8	38.2	34.0	33.8
Services revenues	36.6	35.6	35.5	30.1	30.1
Gross Margin	68%	67%	66%	69%	68%
Net income*	2.9	2.2	1.7	2.8	7.8
Earnings per diluted share*	0.04	0.03	0.03	0.04	0.12
Cash provided by operating activities	12.6	9.2	11.2	9.6	14.1
Adjusted EBITDA	11.9	11.4	10.8	10.4	10.3
Adjusted EBITDA as a % of revenues	30%	29%	28%	31%	30%
Adjusted EBITDA per diluted share	0.18	0.18	0.17	0.16	0.16
DSOs (days)	46	47	49	52	55

* Net income and earnings per diluted share were negatively impacted by $3.3 million of Chairman and CEO Retirement Charges in Q4FY14 as well as $0.6 million and $1.1 million in restructuring charges in Q3FY14 and Q2FY14, respectively. Net income and earnings per diluted share were positively impacted by the release of valuation allowance for deferred tax assets of $2.8 million and $5.3 million in Q4FY14 and Q4FY13, respectively.

Based on the location of Descartes’ customers, the geographic distribution of Q4FY14 revenues was as follows:
•	$16.3 million of revenues (40%) were generated in the US;
•	$10.5 million (26%) in Europe, Middle East and Africa (“EMEA”), excluding Belgium and Netherlands;
•	$4.2 million (10%) in Netherlands;
•	$3.9 million (10%) in Belgium;
•	$3.5 million (9%) in Canada;
•	$1.4 million (4%) in the Asia Pacific region; and
•	$0.5 million (1%) in the Americas, excluding the US and Canada.

Cash Position
At January 31, 2014, Descartes had $62.7 million in cash, comprised entirely of cash and cash equivalents, and $40.4 million of debt outstanding on its revolving debt facility.

Cash and cash equivalents increased by $13.4 million from the end of last quarter due primarily to cash generated from operations.

The table set forth below provides a summary of cash flows for Q4FY14 and FY14, in millions of dollars:

	Q4FY14	FY14
Cash provided by operating activities	12.6	42.6
Additions to capital assets	(0.9)	(2.4)
Acquisition of subsidiaries, net of cash acquired	(26.3)	(58.7)
Proceeds from borrowing on debt facility	26.5	46.3
Payment of debt issuance costs	-	(0.7)
Repayments of debt	(0.9)	(3.7)
Issuance of common shares	3.2	3.6
Settlement of stock options	-	(1.4)
Effect of foreign exchange rate on cash and cash equivalents	(0.8)	(0.5)
Net change in cash and cash equivalents	13.4	25.1
Cash and cash equivalents, beginning of period	49.3	37.6
Cash and cash equivalents, end of period	62.7	62.7

Acquisition of Compudata
On December 23, 2013, Descartes announced its acquisition of Compudata, a leading provider of B2B supply chain integration and e-invoicing solutions in Switzerland. The all cash purchase price of $18.1 million, net of cash acquired, was funded by drawing on Descartes’ existing revolving debt facility.

Compudata brought more than 500 customers to Descartes' Global Logistic Network, with the majority of these in Switzerland. Compudata's wider community included a significant number of retailers and suppliers that joined Descartes' logistics community, presenting additional opportunities for trading partners to collect and share logistics data earlier in the business process — from purchase order to loading dock door.

Acquisition of Impatex
On December 23, 2013, Descartes announced its acquisition of Impatex Freight Software Limited (“Impatex”), a leading provider of electronic customs filing and freight forwarding solutions in the UK. The all cash purchase price of $8.2 million, net of cash acquired, was also funded by drawing on Descartes’ existing revolving debt facility.

Impatex brought more than 200 freight forwarder customers to Descartes' Global Logistic Network, with the majority of these in the UK. By combining Impatex's leading UK customs and forwarding solutions with Descartes' global community of logistics participants and logistics management solutions, customers now have a single trusted partner to help them manage their shipments across the globe.

Other Q4FY14 Business Events / Announcements
In line with Descartes’ strategy to build leading product offerings and expand its global network of customers and trading partners, Descartes made the following announcements since December 4, 2013:
•	Leading ocean carriers and NVOCCs select Descartes’ Japan Advanced Filing Rule Compliance Solution, a new customs compliance initiative that went live in March 2014;
•	Descartes was added to the S&P/TSX Composite Index;
•	Descartes celebrated the 15th anniversary of our listing on NASDAQ on Monday, January 27, 2014; and
•	New customer successes at Botlek Tank Terminal and US Supply Company.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 8:00 a.m. ET on Thursday, March 6, 2014. Designated numbers are +1-866-229-4144 for North America and +1-416-216-4169 for International, using Passcode 8010580#.

The company simultaneously will conduct an audio webcast on the Descartes web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available immediately afterwards, and until March 18, 2014, by dialing +1-888-843-7419 or +1-630-652-3042 followed by Passcode 8010580#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes has over 172,000 parties using its cloud-based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.
# # #

Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relates to Descartes future and demand for its solutions; opportunities arising from recent acquisitions; timing for product launches; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes’ business of the global economic downturn; departures of key customers; the impact of foreign currency exchange rates; Descartes’ ability to retain or obtain sufficient capital in addition to the Debt Facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for FY13. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA per Diluted Share
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we included the one-time Chairman and CEO Retirement Charges, restructuring charges and acquisition-related expenses). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed nine acquisitions since the beginning of fiscal 2012, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q4FY14, Q3FY14, Q2FY14, Q1FY14 and Q4FY13, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	Q4FY14	Q3FY14	Q2FY14	Q1FY14	Q4FY13
Net income, as reported on Consolidated Statements of Operations	2.9	2.2	1.7	2.8	7.8
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.3	0.3	0.3	-	-
Income tax (recovery) expense	(1.5)	2.1	1.5	2.0	(3.6)
Depreciation expense	0.9	0.9	0.8	0.8	1.1
Amortization of intangible assets	4.8	4.6	4.6	4.0	4.0
Stock-based compensation and related fees and taxes	0.4	0.5	0.6	0.5	0.5
Acquisition-related expenses	0.7	0.2	0.2	0.3	0.3
Restructuring charges	0.1	0.6	1.1	-	0.2
Chairman and CEO Retirement Charges	3.3	-	-	-	-
Adjusted EBITDA	11.9	11.4	10.8	10.4	10.3

Weighted average diluted shares outstanding (thousands)	64,658	64,301	64,183	64,024	63,910
Diluted earnings per share	0.04	0.03	0.03	0.04	0.12
Adjusted EBITDA per diluted share	0.18	0.18	0.17	0.16	0.16

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our audited Consolidated Statements of Operations for the years ended January 31, 2014 and 2013, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	FY14	FY13
Net income, as reported on Consolidated Statements of Operations	9.6	16.0
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	1.0	-
Investment income	(0.1)	-
Income tax expense	4.2	1.2
Depreciation expense	3.3	2.9
Amortization of intangible assets	18.0	14.2
Stock-based compensation and related fees and taxes	2.0	1.5
Acquisition-related expenses	1.3	1.4
Restructuring charges	1.9	1.0
Chairman and CEO Retirement Charges	3.3	-
Adjusted EBITDA	44.5	38.2

Weighted average diluted shares outstanding (thousands)	64,370	63,860
Diluted earnings per share	0.15	0.25
Adjusted EBITDA per diluted share	0.69	0.60

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Audited)

	January 31,	January 31,
	2014	2013
ASSETS		As Revised*
CURRENT ASSETS
Cash and cash equivalents	62,705	37,638
Accounts receivable (net)
Trade	20,558	20,640
Other	8,445	5,655
Prepaid expenses and other	3,663	3,412
Inventory	1,350	812
Deferred income taxes	13,508	12,978
	110,229	81,135
CAPITAL ASSETS	8,792	10,236
DEFERRED INCOME TAXES	19,628	25,142
INTANGIBLE ASSETS	94,649	71,297
GOODWILL	111,179	88,297
	344,477	276,107
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	7,027	6,113
Accrued liabilities	16,757	12,373
Income taxes payable	2,671	2,354
Current portion of debt	8,618	-
Deferred revenue	9,217	7,638
	44,290	28,478
DEBT	31,787	-
INCOME TAX LIABILITY	4,418	3,770
DEFERRED INCOME TAXES	13,822	5,620
	94,317	37,868
COMMITMENTS, CONTINGENCIES AND GUARANTEES
SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 63,660,953 at January 31, 2014 (January 31, 2013 – 62,654,284)	97,779	92,472
Additional paid-in capital	451,394	451,434
Accumulated other comprehensive (loss) income	(1,089)	1,869
Accumulated deficit	(297,924)	(307,536)
	250,160	238,239
	344,477	276,107

* The condensed consolidated balance sheet, as at January 31, 2013, has been revised to increase deferred tax assets and reduce the accumulated deficit by $1.2 million.

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Year Ended
	January 31,	January 31,	January 31,	January 31,
	2014	2013	2014	2013

REVENUES	40,305	33,799	151,294	126,883
COST OF REVENUES	12,788	10,801	49,043	42,399
GROSS MARGIN	27,517	22,998	102,251	84,484
EXPENSES
Sales and marketing	4,500	3,824	16,681	13,765
Research and development	6,685	5,915	25,881	21,269
General and administrative	5,747	4,479	20,509	15,691
Other charges	4,111	533	6,512	2,364
Amortization of intangible assets	4,779	4,020	17,999	14,202
	25,822	18,771	87,582	67,291
INCOME FROM OPERATIONS	1,695	4,227	14,669	17,193
INTEREST EXPENSE	(344)	(13)	(993)	(45)
INVESTMENT INCOME	20	6	57	73
INCOME BEFORE INCOME TAXES	1,371	4,220	13,733	17,221
INCOME TAX (RECOVERY) EXPENSE
Current	(14)	383	1,768	2,078
Deferred	(1,497)	(3,951)	2,353	(853)
	(1,511)	(3,568)	4,121	1,225
NET INCOME	2,882	7,788	9,612	15,996
EARNINGS PER SHARE
Basic	0.05	0.12	0.15	0.26
Diluted	0.04	0.12	0.15	0.25
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	63,242	62,633	62,841	62,556
Diluted	64,658	63,910	64,370	63,860

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Year Ended
	January 31,	January 31,	January 31,	January 31,
	2014	2013	2014	2013
OPERATING ACTIVITIES
Net income	2,882	7,788	9,612	15,996
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	973	1,062	3,396	2,877
Amortization of intangible assets	4,779	4,020	17,999	14,202
Stock-based compensation expense	1,069	474	2,523	1,278
Deferred tax expense	(1,497)	(3,902)	2,353	(657)
Changes in operating assets and liabilities:
Accounts receivable
Trade	636	1,735	3,650	(1,697)
Other	306	542	2,164	(183)
Prepaid expenses and other	127	(556)	91	(379)
Inventory	(133)	168	(535)	(343)
Accounts payable	675	1,216	146	873
Accrued liabilities	1,342	780	2,051	(736)
Income taxes payable	249	265	596	451
Deferred revenue	1,206	543	(1,432)	(1,342)
Cash provided by operating activities	12,614	14,135	42,614	30,340
INVESTING ACTIVITIES
Additions to capital assets	(818)	(960)	(2,385)	(3,496)
Settlement of acquisition earn-out	-	-	-	(590)
Acquisition of subsidiaries, net of cash acquired	(26,318)	(16,559)	(58,737)	(54,155)
Cash used in investing activities	(27,136)	(17,519)	(61,122)	(58,241)
FINANCING ACTIVITIES
Proceeds from borrowing on the debt facility	26,467	-	46,262	-
Payment of debt issuance costs	-	-	(692)	-
Repayments of debt	(895)	(17)	(3,722)	(77)
Issuance of common shares for cash	3,215	158	3,633	704
Settlement of stock options	-	-	(1,361)	(1,525)
Cash provided by (used in) financing activities	28,787	141	44,120	(898)
Effect of foreign exchange rate changes on cash and cash equivalents	(826)	494	(545)	890
Increase (decrease) in cash and cash equivalents	13,439	(2,749)	25,067	(27,909)
Cash and cash equivalents, beginning of period	49,266	40,387	37,638	65,547
Cash and cash equivalents, end of period	62,705	37,638	62,705	37,638